February 15, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Sir/Madam:

On behalf of the AdvisorOne Funds, a registered investment company (the "Trust"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Trust and the series of the Trust (Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Enhanced Income Fund, Flexible Income Fund, Select Appreciation Fund, Shelter Fund, and Milestone Treasury Obligations Fund (together the "CLS Funds") and Horizon Active Asset Allocation Fund.  The primary purposes of the proxy statement are to solicit shareholder approval of (i) election of two new members to the Board of Trustees and (ii) an Investment Advisory Agreement with CLS Investments, LLC for the CLS Funds.

If you have any questions, please contact Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

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